

Mail Stop 4631

February 22, 2010

By U.S. Mail and Facsimile

Mr. Gene M. Bennett
Acting Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re:** **China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-33709**

Dear Mr. Bennett:

We have reviewed your response letter dated January 15, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. We note that you have not provided the Tandy language requested in our previous comment letter dated June 26, 2009. In this regard, please provide us with the following statements, in writing, as signed by an employee of your company, acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, Estimates and Assumptions, page 27
Selling, General, And Administrative Costs, page 27

2.   We appreciate your response to prior comment 5; however, we are unclear as to how you determined this treatment was appropriate. In this regard, please tell us how your policy complies with the guidance in FASB ASC 605-35-45-1. Additionally, please tell us how much allowance for estimated losses on uncompleted contracts was charged to your income statement during the fiscal years ended 2007, 2008 and through the nine months ended September 30, 2009.

Item 8. Financial Statements, page F-1

General

3.   We note your response to prior comment 8. Please tell us what consideration you have given to showing the issuance of shares for the Techwell acquisition as a separate line item on your statements of shareholders' equity and reclassifying the cash portion of the transaction to cash used for investing activities in your statements of cash flows.

Note 8 – Convertible Bonds and Bond Warrants, page F-24

4.   We appreciate your response to prior comment 11; however, we are still unclear as to why the interest discount for your beneficial conversion feature decreased from $4,342,857 at December 31, 2007 to $1,737,143 at December 31, 2008. In this regard, please supplementally provide us with a detail of the amortization of the beneficial conversion feature for fiscal 2007 and 2008. In addition, we note from your statement of stockholders' equity that you recognized a $2.6 million reduction to additional paid in capital from warrants and beneficial conversion feature. Please explain the nature of this item to us.

5.   We appreciate your response to prior comment 12 in regard to the details of the accretion of interest discount and accrual of interest payable disclosed on page F-29. Please tell us why the 6% interest payable and the accretion of redemption premium is the same amount on your Exhibit 5 included in your response.

Note 11- Commitments and Contingencies, page F-32
B. Pending Litigation, page F-32

6.   We note your responses to our prior comments 13 and 14. Please revise future
        filings to disclose the following:
        • Your belief, if true, that the outcome of the Techwell lawsuit will not have a
          material adverse impact on your financial condition, results of operations or
          liquidity.
        • The fact that the Dubai Project was the primary focus of Techwell.
        • The impact of the Dubai Project on your results in each period presented.
        • The fact that the Dubai Project is complete at the end of 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements, page 1

Note 2 – Summary of Significant Accounting Policies, page 7
(f) Goodwill and Intangible Assets, page 8

7.   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of the carrying value and to the extent that goodwill for
        these reporting units, in the aggregate or individually, if impaired, could
        materially impact your operating results or total shareholders' equity, please
        provide the following disclosures for each of these reporting units in future
        filings:
        • Identify each individual and applicable reporting unit.
        • The percentage by which fair value exceeds carrying value as of the most-
          recent step-one test.
        • A description of the material assumptions that drive estimated fair value.
        • A discussion of any uncertainties associated with each key assumptions
        • A discussion of any potential events, trends and/or circumstances that could
          have a negative effect on estimated fair value.
        If you have determined that estimated fair value substantially exceeds carrying
        values for your reporting unit, please disclose that determination. Refer to Item
        303 of Regulation S-K.

Note 8 – Convertible Bonds and Bond Warrants, page 16

8.   We note your response to our prior comment 15. Please tell us how you have
        considered considered EITF 07-5 and ASC 815-10-65-3 in determining whether
        the conversion option needs to be classified as a liability and fair valued every
        reporting period.

Note 11 – Discontinued Operation Loss, page 18

9.   Please provide us with a specific and comprehensive discussion of how you determined that it was appropriate to treat the Shenzhen office's downsize and move to a smaller office as a discontinued operation. See FASB ASC 205-20-45 and FASB ASC 420-10-05 for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

10.   We appreciate your response to prior comment 6 and remind you to quantify, in future filings, the reasons for the changes in your results from period-to period.

Liquidity and Capital Resources, page 27

11.   With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding the timing of collections of your accounts receivable balance. We note your disclosures on page 29 that your settlement period can be as high as one year. However, given that your contract receivables balance at September 30, 2009 is almost as large your contract revenues earned during the nine months then ended, we believe additional information should be provided. Such information should include, but not be limited to, the underlying contracts representing the receivables, the aging of the receivables, when you expect to collect payment and any significant payment events that occurred subsequent to your balance sheet date.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Gene M. Bennett
China Architectural Engineering, Inc.
February 22, 2010
Page 5

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant